Mail Stop 6010

February 22, 2007

Zhao Yan
Chairman and Chief Executive Officer
Northport Capital, Inc.
#1100-1200 W. 73rd Avenue
Vancouver, BC, Canada VP6 6G5

**Re:     Northport Capital Inc.**
**Amendment No. 2 to the Registration Statement on Form SB-2**
**Filed on February 14, 2007**
**File No. 333-137300**

Dear Mr. Yan:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.  Your financial statements are stale.  Please update the financial statements to comply with the requirements of Item 310(g) of Regulation S-B.

2.  We note your response to comment 2 and reissue the comment. Given the amount of time since the filing of your last amendment, please update your document, including your

Risk Factor section to update the information as of a more recent date that the current date of September 30, 2006, as applicable.

Risk Factors, page 8

3. We note your responses to comments 10 and 11 and your supplemental response that you have deleted the risk factors entitled "Sales of a substantial number of Shares of our common stock into the public . . ."; "Effects on shareholders of Colorado Statutes regarding director indemnifications . . . "; and "Effects on shareholders of Colorado Statutes regarding business amalgamations . . . ." because you do not believe these risk factors are applicable to your shareholders. Please explain to us why you do not believe these risk factors are applicable to your shareholders.

"We have yet to attain profitable operations and our accountants believe there is . . . .," page 14

4. We note your response to comment 13 and your revised disclosure. However, our comments sought for you to disclose approximately how long you anticipate that your current cash resources will continue to fund your operations as well as to provide similar information in your Liquidity and Capital Resources section. Therefore, our comment is reissued. Please revise your disclosure accordingly.

Business of the Company, page 33

General, page 33

5. We note your response to comment 26 and your supplemental response that you have retained reference to Lenovo's excellent relationship with the Yingkou tax bureau since such fact was stated to you independently by the Yingkou tax bureau management. Please revise your disclosure on page 34 where you discuss Lenovo's relationship with the Yingkou tax bureau to provide for similar disclosure.

Management's Discussion and Analysis or Plan of Operations, page 34

Liquidity and Capital Resources, page 42

6. You added disclosure that references your intention to raise at least $500,000 through the "new issuance of treasury stock."  We were unable to identify in your financial statements the existent of any treasury shares.  Please explain what was meant by this statement and how you have accounted for these treasury shares.

Executive Compensation, page 59

7. Please revise your Executive Compensation section to include disclosure for the fiscal year ended December 31, 2006.

8. Please revise your Executive Compensation section so that it complies with the new executive compensation rules. Please see Release No. 33-8723A.

Note 2. General Organization and Business, page F-4

9. Refer to your response to comment 34. Please provide to us your analysis under the guidance of EITF 02-5 that you used to determine that the two companies that you combined were under common control.

Northport Capital Inc. – Financial Statements – December 31, 2005

1. Summary of Significant Accounting Policies and Organization, page F-14

(A) Organization, page F-14

10. Refer to your response to comment 33 and 34. In light of your assertion that the acquisition completed on May 17, 2006 represents an exchange of assets between entities under common control, please explain to us how you applied the guidance of paragraphs D-11 through D-18 of SFAS 141 related to this exchange.

5. Related Party Transaction

11. Please refer to your response to our prior comment number 35. It appears that your accounting here is intended to reflect as an increase in this balance the offset to the imputed interest expense related to these notes in lieu of increasing the liability because there is no obligation to make payments by the obligor in relation to these amounts. Please explain to us how apparently recording these amounts as a reduction to Additional Paid In Capital as a debit while increasing the Loan Payable balance to an amount that will not be received accomplishes this purpose.

Dalian Beigang Information Industry Development Company Limited – Financial Statements – December 31, 2005

1. Summary of Significant Accounting Policies and Organization, page 6

(J) Research and Development, page 7

12. Please refer to your response to our prior comment number 36. Please provide to us a more detailed analysis of this color printing project with the specific references to the applicable authoritative guidance that supports your assertion that this is not a VIE under FIN 46(R).

11. Segments, page F-35

13. Refer to your response to comment 38. The fact that the project is in the developmental stage would not preclude it from the requirements of SFAS 131. Please elaborate further

to us about how you concluded that the color printing project is not considered a separate operating segment.  Refer to paragraph 10 of SFAS 131.

Exhibit 23.2

14. Please have your auditors revise their letter of consent to include a reference to the audit report provided for Dalian Beigang Information Industry Development Company Limited.  Additionally, please have your auditors revise their letter of consent to include a reference to their firm as an "expert" in accounting and auditing, as included on page 47 of the Registration Statement.

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File a pre-effective amendment in response to these comments.  Provide a letter keying your responses to the comments, and provide any requested supplemental information.  If you believe complying with these comments is not appropriate, tell us why in your letter.  The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number.  We may have comments after reviewing revised materials and your responses.

You may contact Tabatha Akins at (202) 551-3658 or James Atkinson, Accounting Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters.  Please contact Song Brandon at (202) 551-3621, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:     James L. Vandeberg
        The Otto Law Group PLLC
        601 Union Street, Suite 4500
        Seattle, WA 98101